UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Urologix, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

917273104
(CUSIP Number)

Scott A. Shuda
BlueLine Partners, LLC
4115 Blackhawk Plaza Circle, Suite 100
Danville, California 94506

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 11, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

CUSIP No. 917273104

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). BlueLine Capital Partners, L.P.

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,106,755

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,106,755

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,146,161

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 8.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 917273104

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). BlueLine Capital Partners II, L.P.

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 39,406

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 39,406

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,146,161

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 8.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 917273104

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). BlueLine Partners, L.L.C.

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,146,141

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,146,141

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,146,161

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 8.0%

14.	Type of Reporting Person (See Instructions) 00

Item 1. Security and Issuer

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by BlueLine Capital Partners, LP, (“BCP I”) and BlueLine Partners, L.L.C. (“BlueLine Partners” on February 2, 2006 (the “Schedule 13D”), relating to the common stock (the “Common Stock”) of Urologix, Inc. (the “Company”) with its principal executive offices located at 14405 21st Ave. N, Minneapolis MN 55447. BCP I and BlueLine Partners are, together with BlueLine Capital Partners II, LP, (“BCP II”), referred to herein as “BlueLine” or the “Reporting Entities”).

Item 2. Identity and Background

(a)–(b)

BlueLine Partners is the sole general partner of BCP I and BCP II and has an interest in the profits of BCP I and BCP II. Scott Shuda and Timothy Bacci are each Managing Directors of BlueLine Partners. Messrs. Bacci and Shuda each disclaims beneficial ownership for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”). The address of the principal business office of each of the Reporting Entities and Messrs. Shuda and Bacci is 4115 Blackhawk Plaza Circle, Suite 100, Danville, California 94506.

(c)

Each of BCP I and BCP II is a private investment limited partnership. The principal business of BlueLine Partners is to serve as investment manager to a variety of private investment funds, including BCP I and BCP II, and to control the investing and trading in securities of these private investment funds. The principal business of Messrs. Shuda and Bacci is to act as Managing Directors of BlueLine Partners.

(d)	Neither any of the Reporting Entities nor Messrs. Shuda and Bacci has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Neither any of the Reporting Entities nor Messrs. Shuda and Bacci has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of BCP I and BCP II is a Delaware limited partnership. BlueLine Partners is a Delaware limited liability company. Messrs. Shuda and Bacci are each U.S. citizens.

Item 3. Source and Amount of Funds

As of the date hereof, the Reporting Entities may, in the aggregate, be deemed to beneficially own 1,146,161 shares of the Common Stock (the “Shares”). The Shares were purchased in the open market for an aggregate of $4,441,037 by BCP I and BCP II with their respective investment capital.

Item 4. Purpose of the Transaction

BlueLine invests in public companies believed to be undervalued relative to their potential. These are generally companies with an established brand and products, strong distribution channels and significant growth potential. BlueLine’s strategy is to invest in companies that have hit some obstacle in the execution of their business plan, causing other investors to pull back and await resolution. As part of its investment approach, BlueLine seeks to work with the companies in which it invests, their management, directors and major shareholders to address and overcome existing challenges and thereby create or restore value. Because BlueLine’s perspective and advice relate to operational issues and not arcane financial engineering, BlueLine’s participation is usually well received by other stakeholders.

In the case of the Company, the challenge is responding to competitive pressures and investor concerns that its products have or will be supplanted by others. BlueLine believes that much of this concern is misplaced and that recent market developments demonstrate and have even strengthened the Company’s competitive position.

The Company is currently introducing its new CoolWave(TM) control unit which allows doctors to control the amount of energy used for each treatment. Recent results, particularly those related to sales of disposables, indicate that the Company's products are the treatment of choice for larger glands. If the Company can use CoolWave to counter its competitors marketing around “greater comfort” for treatment of smaller gland sizes, the Company’s products could become dominant in both segments of the market.

In addition, the Company’s recent efforts around expanding its mobile services unit offerings have better positioned the Company to take advantage of the serious supply problems currently being faced by one of its direct competitors. BlueLine expects the Company’s disposable sales to increase materially over the next several quarters and that this will be supplemented by additional CoolWave control unit sales.

Depending on market conditions, general economic conditions and other factors, the Reporting Entities may purchase additional shares of Common Stock in the open market or in private transactions, or may dispose of all or a portion of the shares of Common Stock that they or any of them presently own or may hereafter acquire.

Item 5. Interest in Securities of the Issuer

(a)

As of the date of this Amendment No. 1 to Schedule 13D, each of the Reporting Entities may be deemed to own 1,146,161 shares of Common Stock. These shares represent approximately 8.0% of the shares of Common Stock outstanding based on 14,327,795 shares of the Company’s Common Stock outstanding as reported in the Company’s Form 10-Q for the Company’s fiscal quarter ended March 31, 2006 as filed with the Securities and Exchange Commission on May 10, 2006.

The Reporting Entities are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. Each Reporting Entity expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

(b)

As of the date of this Amendment No. 1 to Schedule 13D, BCP I and BCP II beneficially own 1,146,161 shares of Common Stock with which the Reporting Entities have shared voting power and shared dispositive power.

(c)

Information concerning transactions in the Common Stock effected by the Reporting Entities during the past sixty days is set forth in Exhibit B hereto and is incorporated by this reference. All of the transactions set forth in Exhibit B were open market transactions for cash.

(d)	No person (other than the Reporting Entities) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as Exhibit A.

Item 7. Materials to be Filed as Exhibits

1.	Exhibit A – Joint Filing Agreement dated July 24, 2006, signed by each of the Reporting Entities in order to confirm that this Schedule 13D is being filed on behalf of each of the Reporting Entities.

2.	Exhibit B – Transactions in the Common Stock by the Reporting Entities during the past 60 days.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 24, 2006

BlueLine Capital Partners, L.P.
By: BlueLine Partners, L.L.C. Its: General Partner
By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

BlueLine Capital Partners, II, L.P.
By: BlueLine Partners, L.L.C. Its: General Partner
By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

BlueLine Partners, L.L.C.
By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

EXHIBIT A

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Date: July 24, 2006

BlueLine Capital Partners, L.P.
By: BlueLine Partners, L.L.C. Its: General Partner
By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

BlueLine Capital Partners, II, L.P.
By: BlueLine Partners, L.L.C. Its: General Partner
By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

BlueLine Partners, L.L.C.
By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

EXHIBIT B

Transactions in the Common Stock effected by the Reporting Entities during the past sixty days.

	BCP I		BCP II
Date	No. of Shares	Price per Share	No. of Shares	Price per Share
5/26/2006	1,800	$3.61
6/1/2006	1,000	$3.45
6/2/2006	1,469	$3.49
6/6/2006	1,000	$3.44
6/7/2006	2,000	$3.38
6/14/2006	5,000	$3.25
6/19/2006	1,000	$3.18
6/20/2006	4,200	$3.07
6/21/2006	5,100	$2.95
6/22/2006	2,700	$3.19
6/23/2006	100	$3.25
6/27/2006	2,000	$3.30
6/28/2006	7,207	$3.21
6/30/2006	1,800	$3.22
7/3/2006	400	$3.15
7/5/2006			2,200	$3.10
7/7/2006			200	$3.14
7/10/2006			3,500	$3.10
7/11/2006			7,500	$3.03
7/13/2006			5,100	$2.99
7/14/2006			1,500	$3.02
7/17/2006			2,326	$3.00
7/18/2006			2,700	$2.98
7/19/2006			3,380	$2.93
7/20/2006			3,800	$2.88
7/21/2006			7,200	$2.80